Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant:

Verizon Communications Inc.

Name of persons relying on exemption:

Trillium Asset Management, LLC

Address of persons relying on exemption:

One Congress Street, Suite 3101, Boston, MA 02114

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

2

Verizon Communications Inc.
Vote FOR Proposal 4

Shareholder proposal requesting report on lobbying alignment on Verizon Communications Inc.’s climate goals

Dear Verizon Communications Inc. Shareholders,

Trillium Asset Management, LLC urges you1 to vote FOR Proposal 4, “Shareholder proposal requesting report on lobbying alignment with Verizon Communications Inc.’s climate goals” (the “Proposal”) at Verizon Communications Inc.’s (“Verizon” or “the Company”) annual meeting of shareholders on May 22, 2025. The Proposal seeks a report on the alignment between Verizon’s lobbying and policy influence activities and its commitment to achieve its near-term science-based target by 2030 and net zero operational greenhouse gas (GHG) emissions by 2035.

The Proposal

RESOLVED: Shareholders request the Board of Directors analyze and report to shareholders annually (at reasonable cost and omitting confidential information) on whether and how Verizon is aligning its lobbying and policy influence activities and positions, both direct and indirect (through trade associations, coalitions, alliances, and other organizations) with its climate targets and commitments, including the activities and positions analyzed, the criteria used to assess alignment, and involvement of stakeholders, if any, in its analytical process.

In evaluating the degree of alignment between its decarbonization goals and its lobbying, Verizon should consider not only its policy positions and those of organizations of which it is a member but also the actual lobbying activities, such as legislative comment submissions.

The proponent believes this request is consistent with investor expectations described in the Global Standard on Responsible Climate Lobbying,2 a valuable resource for implementation.

_____________________________

1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy and Trillium Asset Management, LLC will not accept proxies if sent. Trillium Asset Management, LLC urges shareholders to vote for the proposal discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Trillium Asset Management, LLC.

2 https://climate-lobbying.com/wp-content/uploads/2022/03/2022_global-standard-responsible-climate-lobbying_APPENDIX.pdf

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Verizon Communications Inc.’s proxy statement.

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Rationale for a FOR Vote

a.	Responding to the threat of climate risk, Verizon has set a near-term science-based target to reduce 53% of its greenhouse gas (GHG) emissions by 2030 and cut value chain emissions by 40% by 2035.[3] It has also committed to set a net zero emissions reduction target for 2050. Achieving the Company’s goals may hinge on the adoption of strong climate policies and regulations, which the Company may influence.

b.	Verizon’s lobbying and other public policy activities, especially those conducted indirectly through its trade associations, do not appear to be fully aligned with reaching its emissions reduction targets including those set for its value chain partners.

c.	Verizon’s existing disclosures do not meet the request of the Proposal. The Company does not disclose the alignment of its direct and indirect lobbying and policy influence activities with its climate public policy priorities or with achieving its emissions reduction targets. View Verizon’s most recent Political Engagement reports, which fail to deliver this critical information.[4,5]

d.	By fulfilling the Proposal's request and evaluating its lobbying and influence activities, Verizon could demonstrate a consistent lobbying strategy and align its climate policy advocacy across the markets and regions in which it operates.

e.	Other companies are now releasing reports analyzing the alignment between their lobbying and public policy advocacy activities and their climate public policy priorities. Leading companies have issued reports including Unilever,[6] IKEA,[7] Enel,[8] EDF,[9] Nestlé,[10] Danone,[11] Fortescue,[12] and GM.[13]

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3 https://www.verizon.com/about/sites/default/files/Verizon-2023-ESG-Report.pdf. Pg 41.

4 https://www.verizon.com/about/sites/default/files/2024-midyear-Political-Engagement-Report.pdf

5 https://www.verizon.com/about/sites/default/files/2023-Political-Engagement-Report.pdf

6 https://www.unilever.com/files/unilever-climate-policy-engagement-review.pdf

7 https://www.ingka.com/wp-content/uploads/2024/02/Ingka-Group-industry-association-climate-position-review-2023.pdf

8 https://www.enel.com/content/dam/enel-com/documenti/investitori/sostenibilita/2023/enel-engagement-associations-involved-climate-policy-advocacy-2023.pdf

9 https://www.edf.fr/sites/groupe/files/2024-06/edfgroup_climate-policy-engagement-review2023_20240605_va.pdf#page=9.73

10 https://www.nestle.com/sites/default/files/2022-05/nestle-climate-advocacy-report-2022.pdf

11 https://www.danone.com/content/dam/corp/global/danonecom/about-us-impact/policies-and-commitments/en/unique-link/danone-climate-advocacy-position.pdf

12 https://cdn.fortescue.com/docs/default-source/corporate-governance/industry-association-reportd67d8852-b0f5-4d87-92bb-f07ae971fe99.pdf

13 https://investor.gm.com/static-files/f1d52599-8aa1-4c33-a4c4-ca0b73fc7adc#page=22.57

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Verizon Communications Inc.’s proxy statement.

4

To summarize our rationale, we believe the analysis and disclosure requested by the Proposal will:

1)	Provide additional information to investors allowing them to assess whether Verizon’s policy influence activities bolster its business strategies and plans to meet its climate goals.
2)	Enhance long-term shareholder value by supporting a policy environment that advances climate risk mitigation.
3)	Convey the full suite of Verizon’s climate policy priorities to decision makers and regulators.

Please note: The Proposal does not require Verizon to suspend its membership in trade associations or limit its direct lobbying activities. Rather, it serves to identify lobbying activities that may or may not align with fulfilling the Company’s climate risk mitigation strategies.

Analysis

I.	Verizon’s ability to achieve its climate goals may hinge on the adoption of strong climate policies and regulations, which it may influence.

The short- and long-term acute and chronic physical threats posed by climate change are well documented.14,15,16 Additionally, the United States Financial Stability Oversight Council,17 United States Federal Reserve,18 European Central Bank,19 and the United Nations20 have each stated that climate change poses systemic financial risk to the global economy.

Responding to this well-substantiated risk and the growing physical threats to Verizon’s operations from climate-induced extreme weather, the Company has set a near-term science-based greenhouse (GHG) emissions reduction target with the Science Based Targets initiative (SBTi) which includes an absolute reduction of 53% by 2030 for its operational GHG emissions and of 40% by 2035 of its value chain GHG emissions.21 It has also committed with SBTi to set a net zero emissions reduction target for 2050 (or sooner). Verizon’s ambition and the comprehensive nature of its targets appropriately address a risk that the Company acknowledges could materially impact its financial returns.22

_____________________________

14 https://www.ipcc.ch/site/assets/uploads/2018/03/WGIIAR5_SPM_Top_Level_Findings-1.pdf

15 https://science.nasa.gov/climate-change/effects/

16 https://www.who.int/news-room/fact-sheets/detail/climate-change-and-health

17 https://home.treasury.gov/system/files/261/FSOC-Climate-Report.pdf, at 1-2

18 https://www.federalreserve.gov/econres/notes/feds-notes/climate-change-and-financial-stability-20210319.html

19 https://www.ecb.europa.eu/press/financial-stability-publications/macroprudential-bulletin/html/ecb.mpbu202206_2~1bec56088f.en.html

20 https://www.unepfi.org/wordpress/wp-content/uploads/2024/09/NZAOA_Urgent-CtA_final.pdf#page=3.10

21 https://www.verizon.com/about/sites/default/files/Verizon-2023-ESG-Report.pdf. Pg 41.

22 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000732712/000073271225000006/vz-20241231.htm

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Verizon Communications Inc.’s proxy statement.

5

To meet its targets, Verizon has outlined a number of emissions reduction strategies. For example, it is implementing energy efficiency measures at its data centers, communications network, and buildings,23 and it intends to source renewable energy for 50% of its electricity usage by the end of 2025 and 100% by 2030.24 Additionally, it is considering ways to reduce the fuel consumption of its large vehicle fleet and transition to electric vehicles (EVs).25 Emphasizing the importance of decarbonizing its fleet, Verizon has emphasized that “[Our] green fleet will play a pivotal role in achieving our sustainability goals, aiming to achieve a 53% reduction in our operational emissions by 2030 and operational net-zero emissions by 2035.”26 However, with recent political headwinds in the U.S. against EV and low-carbon transport policies and tax incentives, it is important for Verizon to communicate its policy engagement strategy, and the alignment of that strategy with its operational carbon pollution goals.

Verizon is also in the process of identifying areas of its supply chain that are associated with heavy GHG emissions and is pressing those key suppliers to commit to and set science-based GHG emissions reduction targets aligned with a 1.5°C scenario, as supported by the SBTi.

To fund its work, Verizon has issued six green bonds since 2019 totaling approximately $6 billion and used the net proceeds to finance new renewable energy projects, i.e. wind and solar, and green buildings.27 However, without robust and effective climate public policies, Verizon may not realize the full benefit of its investments or decarbonize its supply chain as intended.

This is because supportive climate policies at state,28 federal,29,30 and international31 levels have faced erratic political opposition since 2019, with recent policy shifts showcasing a more challenging policy environment for operational decarbonization than previous years. Withdrawal from international climate treaties, reversals of U.S. federal climate policy, threat of Congressional restrictions on clean energy funding, and under resourcing of federal agencies that advise on climate risk may pose obstacles for achieving the Company’s goals.

_____________________________

23 Ibid. Pg 45.

24 Ibid. Pg 45.

25 Ibid. Pg 44.

26 https://www.facilitiesdive.com/news/verizon-rolls-out-first-us-electric-vehicle-fleet-in-rhode-island-plans-fo/717098

27 https://www.verizon.com/about/sites/default/files/Verizon-green-bond-impact-report-february-2025.pdf#page=9.04

28 https://www.courthousenews.com/judge-dismisses-in-part-us-chamber-of-commerce-lawsuit-over-california-climate-laws/

29 https://www.npr.org/2025/02/01/nx-s1-5273496/trump-biden-climate-change-energy-fossil-fuels-paris-agreement

30 https://www.nytimes.com/2025/01/20/climate/trump-paris-agreement-climate.html

31 https://www.esgdive.com/news/eu-omnibus-trims-csrd-csddd-reporting-requirements-timelines/741161/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Verizon Communications Inc.’s proxy statement.

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Given the many strategies Verizon intends to implement to reach its climate targets, it may be vulnerable to some or many of these policy rollbacks, which may delay or even derail achieving its operational and value chain carbon pollution targets.

II.	Verizon’s lobbying and other public policy activities do not appear to be fully aligned with reaching its emissions reduction targets including those set for its value chain partners.

We believe Verizon has an important role to play in advocating against abrupt climate policy reversals and for laws and regulations that facilitate the steady transition to a low-carbon economy. However, Verizon’s lobbying positions are either opaque or appear to be misaligned with its stated climate goals.32 As a result, the Company may be sending mixed signals to lawmakers and regulators about the funding, policy direction, policy consistency and deep investment needed to reach its 2030/2035 and 2050 GHG emissions reduction targets.

As an example, Verizon has been largely silent in public on influential climate-related legislation such as the Inflation Reduction Act (IRA), which directs significant investment, grants, and loans to advance clean energy production,33 electric vehicle battery manufacturing,34 EV charging infrastructure,35 and low-carbon iron,36 steel,37 and cement manufacturing.38 The Company may be relying on the decarbonization of these industries to cut emissions from its value chain if it is to meet its 2035 emissions reduction target.

In practical terms, achieving significant emissions reduction is not public relations exercise. Both scientific and market data are quite clear about the implications to GDP, systemic risk, operational physical risks, dislocation of services and employees, and disruption of business operations if both carbon-reduction policies and climate pollution cuts are not achieved in time.39,40,41 Therefore, investors have a clear interest in Verizon’s policy engagement strategy both aligning with its carbon targets and being consistent with its direct and indirect policy actions—especially in challenging policy environments.

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32 https://lobbymap.org/company/Verizon-Communications/projectlink/Verizon-Communications-In-Climate-Change

33 https://www.epa.gov/green-power-markets/summary-inflation-reduction-act-provisions-related-renewable-energy

34 https://www.era-environmental.com/blog/inflation-reduction-act-automotive-industry#:~:text=100-,The%20Impact%20of%20the%20IRA%20on%20the%20US%20Automotive%20Industry,that%20the%20IRA%20has%20spurred

35 https://www.irs.gov/credits-deductions/alternative-fuel-vehicle-refueling-property-credit

36 https://www.wvxu.org/2024-03-25/cleveland-cliffs-to-get-575m-to-decarbonize-middletown-steel-mill

37 https://www.recyclingproductnews.com/article/41554/how-the-inflation-reduction-act-provides-a-competitive-edge-for-us-steelmakers

38 https://www.americanprogress.org/article/cement-and-concrete-companies-leading-the-net-zero-transition/#:~:text=30-,Public%20procurement,for%20federally%20funded%20construction%20projects.&text=Combined%2C%20these%20efforts%20led%20to,materials%20in%20state%2Dfunded%20projects

39 https://www.ngfs.net/system/files/import/ngfs/medias/documents/ngfs_acute_physical_impacts_from_climate_change_and_monetary_policy.pdf#page=6.99

40 https://www.nber.org/system/files/working_papers/w32450/w32450.pdf

41 https://www.nature.com/articles/s41586-024-07219-0

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Verizon Communications Inc.’s proxy statement.

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Unfortunately, the current U.S. administration’s shift on climate policy may put the IRA’s funding for low-carbon programs and technologies at risk of repeal or significant downsizing.42,43 How and where the loss of IRA funding could affect Verizon’s achieving its climate goals is unclear, and the Company has not communicated to investors whether it is advocating to maintain the carbon pollution-reducing aspects of the law.

Equally unclear is whether Verizon is taking an active role in protecting clean vehicle laws in California and other states that have been working to transition to zero-emission heavy-duty trucks and light-duty vehicles. As outlined in its 2023 sustainability report, the Company is pursuing strategies to decarbonize its fleet but reports challenges in finding suitable EV models for its specific uses.

As referenced in its opposition statement, Verizon participates in the NGO-led Corporate Electric Vehicle Alliance (CEVA). In 2023, Verizon signed a letter written by CEVA to the U.S. Environmental Protection Agency advocating for stringent GHG emissions standards for heavy-duty vehicles. Recently, CEVA has pushed back on efforts to delay implementation of the Advanced Clean Truck rule, which is designed to phase out diesel fuel use, in MA, NJ, NY, OR and WA. If Verizon is trying to protect the rules, its actions are not evident, nor does it appear to be pressing its powerful trade associations to refrain from blocking funding for EV development.

In 2020, Verizon voiced strong support for international action on climate change when it pledged to “implement decarbonization strategies in line with the Paris Agreement”44 and, in 2021, the Company announced its science-based GHG emissions reduction targets, which it noted “support the goals of the Paris Agreement on Climate Change.”45 Yet, the United States is poised to pull out of the Paris Agreement by 2026, and it is unclear whether Verizon will use its advocacy influence to sway the administration to stay in or whether it will pressure its trade associations to support, or at least maintain a neutral stance, on this 195 country commitment.

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42 https://www.brookings.edu/articles/what-will-happen-to-the-inflation-reduction-act-under-a-republican-trifecta/

43 https://www.nytimes.com/2025/02/10/climate/trump-clean-energy-republican-states.html

44 https://www.verizon.com/about/news/verizon-amazon-global-optimism-climate-pledge

45 https://www.verizon.com/about/news/verizon-environmental-initiatives-reduce-global-climate-impact

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Verizon Communications Inc.’s proxy statement.

8

By providing enhanced disclosure of its direct and indirect lobbying efforts and the extent to which these efforts align with achieving its 2030/2035 and 2050 targets, Verizon could better inform investors about how it is proactively managing the risks associated with a shifting policy environment and is using its influence to maintain existing or to support new public policies consistent with its investments (such as its green bond issuances) and need for low-carbon energy, materials, and equipment, along with clean energy vehicles.

III.	Verizon’s existing disclosures do not meet the request of the Proposal.

In its opposition statement, Verizon highlights its status as a “Trendsetter” in the CPA-Zicklin Index of Corporate Political Disclosure and Accountability. We applaud Verizon’s participation in the Index, which lays out parameters for disclosing recipients of political donations and governance oversight of direct and indirect lobbying activities.

However, Verizon’s trendsetting disclosure practices, while admirable, do not meet the request of the Proposal and can be considered a separate issue altogether. For example, applying a framework for political engagement governance and disclosure, as suggested by the CPA-Zicklin Index, is not the same as disclosing the policy positions the Company lobbied for. Without this information, investors are left to wonder whether Verizon is advocating for the full suite of laws and regulations, including those facilitating reaching its climate goals, that are in its best interests and those of its shareholders.

Further, U.S. companies like Verizon are already required to complete Lobbying Disclosure Act (LDA) forms with the U.S. House of Representatives on a quarterly basis,46 but those forms only require the bills, regulations or issues discussed. They do not describe a company’s position on those bills, policies or topics—again leaving investors in the dark about whether Verizon’s lobbying strategy is aligned with its statements of priorities or its business plans.

In addition, there is no indication in Verizon’s 2023 full-year and 2024 mid-year Political Engagement reports that advocating for supportive climate policy is a priority for the Company. 47,48 Moreover, the reports do not analyze Verizon’s policy advocacy, including its direct and indirect lobbying and influence activities, as requested by the Proposal.

IV.	By fulfilling the Proposal's request, Verizon could demonstrate a consistent lobbying strategy and align its climate policy advocacy across the markets and regions in which it operates.

In its opposition statement, Verizon explains that it may not always agree with all the positions of every organization it belongs to and that their “viewpoints ... may not always reflect Verizon’s beliefs or priorities.” The Company asserts that it regularly monitors its participation in advocacy organizations and when policy disagreements arise, Verizon communicates “[its] concerns through the senior executives that interact with these organizations.”

_____________________________

46 https://lobbyingdisclosure.house.gov/

47 https://www.verizon.com/about/sites/default/files/2023-Political-Engagement-Report.pdf

48 https://www.verizon.com/about/sites/default/files/2024-midyear-Political-Engagement-Report.pdf

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Verizon Communications Inc.’s proxy statement.

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However, investors lack insight into the efficacy of these dialogues, whether those actions are superficial or are authentic, or whether Verizon has set any bright-line positions on which it will not compromise. Moreover, it is not clear under what circumstances Verizon would, if any, leave a member organization due to climate policy misalignment or any other strategy misalignments.

It is also unclear whether and how the Company’s lobbying or other contributions to trade associations, 501(c)6 social welfare organizations, or similar policy entities work against the Company’s own goals. Beyond “communicating [its] concerns,” Verizon currently does not describe how it reconciles key policy engagement differences with entities that it partners with on lobbying. Nor does the Company state that it withholds certain funds, fees or contributions to policy partners like trade associations when fundamental disagreements on key policy issues arise.

In addition, Verizon belongs to trade associations that have reportedly engaged in lobbying and other policy influence activities that are not aligned with the Company’s climate goals. For example:

•	The National Association of Manufacturers (NAM) has a strong track record of opposing robust decarbonization laws, such as the Build Back Better bill,[49] which would have imposed a Clean Energy Standard designed to reduce emissions from the electric power sector by 80% by 2030, and the Inflation Reduction Act, which offers billions of dollars of clean energy incentives.[50] It has opposed or tried to weaken regulations on energy efficiency standards, methane pollution, automobile fuel efficiency, and electric power plant efficiency.[51] NAM earned an ‘E’ grade from InfluenceMap, a non-profit lobbying watch dog, for its regressive climate policy positions.

•	The Business Roundtable (BRT), of which Verizon CEO Hans Vestberg is a member,[52] has also engaged in public policy advocacy opposing critical regulatory action on climate, earning it a ‘D+’ and ‘E’ grade on climate policy and sustainable finance policy, respectively, from InfluenceMap.[53] It lobbied against the Build Back Better[54] and the Inflation Reduction Acts.[55] It also opposed key provisions of the SEC’s climate disclosure rules,[56] arguing that climate disclosures “will not solve the problem” of climate change because it involves “complex issues that need to be solved through the legislative process,”[57] even though it lobbies against most of those policies, too.

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49 https://popular.info/p/updates-the-corporate-campaign-to

50 https://lobbymap.org/influencer/National-Association-of-Manufacturing-NAM/projectlink/National-Association-of-Manufacturers-NAM-In-Climate-Change

51 https://lobbymap.org/influencer/National-Association-of-Manufacturing-NAM/projectlink/National-Association-of-Manufacturers-NAM-In-Climate-Change

52 https://www.businessroundtable.org/about-us/members

53 https://ca100.influencemap.org/site//data/000/037/BoA-Resolution-Briefing_Mar24.pdf

54 https://popular.info/p/updates-the-corporate-campaign-to

55 https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable

56 https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable

57 https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Verizon Communications Inc.’s proxy statement.

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•	The California Chamber of Commerce (CalChamber) is described by InfluenceMap as holding “firmly negative positions on a number of different [state] climate policy strands,” earning it an ‘F’ grade on climate policy engagement.[58] In 2023, CalChamber opposed a bill seeking to increase California’s GHG reduction target. It also opposed the Polluters Pay Climate Cost Recovery Act of 2024, which would have required heavy GHG emitters to contribute to a state fund that would pay for projects that mitigate, repair, or adapt to negative climate change impacts. In 2024, it joined the U.S. Chamber of Commerce in suing for repeal of two landmark California climate-related disclosure laws. [59]

V.	Companies are now releasing reports analyzing the alignment between their lobbying and public policy advocacy activities and their climate public policy priorities.

Investor guidance published by the Principles for Responsible Investment,60 Institutional Investors Group on Climate Change,61 Investor Group on Climate Change,62 Transition Plan Taskforce,63 and the Organisation for Economic Co-operation and Development64 recommends that companies provide transparency on influence activities related to climate change policy.

In 2022, a leading international investor group released the Global Standard on Responsible Corporate Climate Lobbying65 which outlines best practices for corporate disclosure, and outlines the importance of establishing annual corporate reviews of direct and indirect climate change lobbying activities across all geographies as well as a clear framework for “addressing misalignments between the climate change lobbying positions adopted by the associations, alliances and coalitions of which it is a member and the goal of restricting global temperature rise to 1.5°C above pre-industrial levels.”66

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58 https://lobbymap.org/influencer/California-Chamber-of-Commerce-5bd0824487d9cdacdc577e0af93089ed/projectlink/California-Chamber-of-Commerce-in-Climate-Change-ab503d99014220deae142d8e6e7b259d

59 https://www.uschamber.com/climate-change/u-s-chamber-sues-california-over-climate-disclosure-laws

60 https://dwtyzx6upklss.cloudfront.net/Uploads/r/x/o/2025rf_overviewandstructureguide_585385.pdf#page=25

61 https://www.iigcc.org/hubfs/NZIF%202.0%20Report%20PDF.pdf#page=51

62 https://igcc.org.au/wp-content/uploads/2025/01/NZIF-Implementation-Guidance.pdf#page=81

63 https://www.ifrs.org/content/dam/ifrs/knowledge-hub/resources/tpt/disclosure-framework-oct-2023.pdf#page=29

64 https://legalinstruments.oecd.org/en/instruments/OECD-LEGAL-0379

65 www.climate-lobbying.comhttps://climate-lobbying.com/wp-content/uploads/2022/03/2022_global-standard-responsible-climate-lobbying_APPENDIX.pdf

66 Ibid.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Verizon Communications Inc.’s proxy statement.

11

The We Mean Business Coalition and nonprofit investor network Ceres (of which Trillium is a member) led a taskforce of NGOs and solicited input from over 60 companies to create The Responsible Policy Engagement framework. The framework links robust climate policies to mitigating climate-related risks to businesses and the economy, noting that strong government policies may ease costs and help avoid severe economic disruption related to the transition to a low-carbon economy.

The World Business Council for Sustainable Development, which comprises more than 240 leading organizations focused on achieving net zero emissions by 2050,67 established a Positive Policy Engagement Advisory Board that seeks to address the gap between corporate sustainability ambitions and the lobbying that might hinder them. U.S. companies from Visa to Walmart are part of that effort.68

Over 50 companies69 have made climate lobbying alignment disclosures. Leading reporters include Unilever,70 IKEA,71 Enel,72 EDF,73 Nestlé,74 Danone,75 Fortescue,76 and GM77. In their disclosures, these companies identify their policy priorities, such as government targets to achieve 100% renewable energy sourcing, strong incentives to develop CCUS technologies, or expanded hydrogen availability, as examples.

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67 https://www.wbcsd.org/who-we-are/

68 https://www.wbcsd.org/news/launching-of-the-positive-policy-engagement-advisory-board/

69 https://ca100.influencemap.org/

70 https://www.unilever.com/files/unilever-climate-policy-engagement-review.pdf

71 https://www.ingka.com/wp-content/uploads/2024/02/Ingka-Group-industry-association-climate-position-review-2023.pdf

72 https://www.enel.com/content/dam/enel-com/documenti/investitori/sostenibilita/2023/enel-engagement-associations-involved-climate-policy-advocacy-2023.pdf

73 https://www.edf.fr/sites/groupe/files/2024-06/edfgroup_climate-policy-engagement-review2023_20240605_va.pdf#page=9.73

74 https://www.nestle.com/sites/default/files/2022-05/nestle-climate-advocacy-report-2022.pdf

75 https://www.danone.com/content/dam/corp/global/danonecom/about-us-impact/policies-and-commitments/en/unique-link/danone-climate-advocacy-position.pdf

76 https://cdn.fortescue.com/docs/default-source/corporate-governance/industry-association-reportd67d8852-b0f5-4d87-92bb-f07ae971fe99.pdf

77 https://investor.gm.com/static-files/f1d52599-8aa1-4c33-a4c4-ca0b73fc7adc#page=22.57

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Verizon Communications Inc.’s proxy statement.

12

Comprehensive reports communicate a methodology for analyzing lobbying activities, and rank alignment activities by using accessible terminology, such as ‘aligned,’ ‘partly-aligned,’ and ‘misaligned.’ Several companies are reporting on their escalation strategies for situations when trade association lobbying is misaligned with their climate public policy priorities. Some companies are utilizing third-party, independent firms to assist in assessing policy engagement alignment in an unbiased way.

Companies that believe policy strategy is integral to decarbonization strategy have also articulated both the macroeconomic policies needed for the clean energy transition as well as the most needed operational and sector-specific policies. Both disclosures are welcomed by investors to better understand decarbonization strategy and CAPEX implications.

VI.       Conclusion

We believe Verizon is well-positioned to use its size and market presence to influence lawmakers, regulators, and other decision makers on the climate public policy priorities it views as necessary to drive carbon emissions pollution reduction at scale. Its success in meeting its near-term science-based target to reduce 53% of its GHG emissions by 2030 and cut value chain emissions by 40% by 2035 and its commitment to achieve a net zero emissions reduction target by 2050 may be strongly and positively affected by supportive policies enacted now.

Implementing the Proposal’s request to analyze its direct and indirect lobbying activities could help the Company harmonize its lobbying activities and assure shareholders that it fully supports the kinds of public policies needed to decarbonize its business and value chain.

We therefore urge you to vote FOR Proposal 4 on Verizon’s proxy card.

If you have any questions or need additional information, contact Andrea Ranger at aranger@trilliuminvest.com.

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Verizon Communications Inc.’s proxy statement.